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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934 (Amendment No. 2)

HARRAH'S OPERATING COMPANY, INC.
(Name of Subject Company (Issuer))

HARRAH'S OPERATING COMPANY, INC.
(Name of Filing Person (Issuer))

FLOATING RATE CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2024
(Title of Class of Securities)

127687 AA9
127687 AB7
(CUSIP Number of Class of Securities)

Copy to:

Stephen H. Brammell, Esq. Senior Vice President and General Counsel Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, NV 89119 (702) 407-6000	Charles K. Ruck, Esq. J. Scott Hodgkins, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$376,181,442	$44,277

*
For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the Floating Rate Contingent Convertible Senior Notes due 2024 pursuant to the applicable indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,277	Filing Party:	Harrah's Operating Company, Inc.
Date Filed:	July 14, 2005	Form or Registration No.:	005-80865

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 relates to the Tender Offer Statement on Schedule TO originally filed by Harrah's Operating Company, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on July 14, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on July 25, 2005 (as so amended and supplemented, the "Schedule TO") as required by the Indenture dated as of April 7, 2004 (as supplemented, the "Indenture") between Caesars Entertainment, Inc., as issuer ("Caesars"), and U.S. Bank National Association, as trustee (the "Trustee"), governing the Floating Rate Contingent Convertible Senior Notes due 2004 originally issued by Caesars (the "Notes"). As discussed in more detail in Item 11(b) below, the Indenture has been amended and restated pursuant to an Amended and Restated Indenture dated as of July 28, 2005 (the "Amended and Restated Indenture") among the Company, as issuer, Harrah's Entertainment, Inc., the Company's parent, as guarantor ("HET"), and the Trustee.

        The Company filed the Schedule TO in connection with the right of each holder of the Notes to sell, and the obligation of the Company to purchase, the Notes pursuant to the terms and subject to the conditions of the change of control notice and offer to purchase dated July 13, 2005 filed herewith as Exhibit (a)(1)(A), as amended and supplemented by the first supplement thereto dated July 22, 2005 filed herewith as Exhibit (a)(1)(C), the Indenture and the Notes (the "Offer"). A change of control (as defined in the Indenture) of Caesars occurred on June 13, 2005 when Caesars merged with and into the Company (the "Merger"). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer.

        This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

        The Offer will expire at 5:00 p.m., Eastern time, on Friday, August 12, 2005 unless extended or earlier terminated. The Schedule TO as amended and supplemented by this Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and (c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Subject Company Information.

        Item 2(c) of the Schedule TO is amended and supplemented by the following:

          (c)   On July 21, 2005, HET issued a press release announcing that its Board of Directors had increased its regular quarterly cash dividend by 10% and had declared a cash dividend of $.3625 per share for every issued and outstanding share of common stock, to be paid on August 24, 2005 to stockholders of record at the close of business on August 10, 2005 (the "August 2005 Dividend").

Item 3. Identity and Background of Filing Person.

        Item 3 of the Schedule TO is amended and supplemented by the following:

        On July 22, 2005, HET announced that Charles L. Atwood, its Senior Vice President and Chief Financial Officer, had been elected to serve on its Board of Directors while retaining his current positions (the "New Director").

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO is deleted in its entirety and replaced with the following:

        Other than the Amended and Restated Indenture and the Registration Rights Agreement dated as of April 7, 2004 between Caesars and Deutsche Bank Securities Inc., there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of the Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6. Purpose of the Transaction and Plans or Proposals.

        Item 6(c)(3), (c)(4) and (c)(8) of the Schedule TO is deleted in its entirety and replaced by the following:

          (c)(3) Except for the Offer and the August 2005 Dividend, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of the Company.

          (c)(4) Except for the election of the New Director, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of the Company. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the Company's executive officers.

          (c)(8) Except for the Reporting Covenant Amendment (as defined in Item 11(b) below) to the Indenture, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

Item 11. Additional Information.

        Item 11(b) of the Schedule TO is amended and supplemented by the following:

          (b)   On July 28, 2005, the Company, HET and each trustee under the indentures governing the $3,525,000,000 in aggregate principal amount of senior and senior subordinated notes that the Company assumed from Caesars in connection with the Merger (which include the Notes), executed supplemental indentures (the "Supplemental Indentures") with respect to such notes (or, in the case of the Notes, the Amended and Restated Indenture), amending the informational reporting covenants in the indentures to allow the consolidated annual audited financial statements of HET and its subsidiaries, and the periodic and other reports filed by HET with the SEC, to satisfy the requirement for the Company to deliver consolidated annual audited financial statements and such periodic and other reports to the respective trustees (the "Reporting Covenant Amendments"). In addition, the Amended and Restated Indenture and the Supplemental Indentures provide for the full and unconditional guarantee by HET of all of the Company's obligations under the indentures, as amended and supplemented to the date hereof, and the respective securities thereunder. The amendments to the indentures were approved by at least a majority in aggregate principal amount of each series of notes pursuant to the Company's consent solicitation that expired on July 22, 2005.

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented by adding the two Current Reports on Form 8-K filed by HET with the SEC on July 26, 2005 and the Current Report on Form 8-K filed by HET with the SEC on August 2, 2005 (including the exhibits thereto), the press release issued by HET on July 25, 2005 and the Amended and Restated Indenture, as Exhibits (a)(5)(B), (a)(5)(C), (a)(5)(D), (a)(5)(E) and (d)(5), respectively, filed herewith.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2005
HARRAH'S OPERATING COMPANY, INC.

	By:	/s/ STEPHEN H. BRAMMELL
		Name:	Stephen H. Brammell
		Title:	Senior Vice President, General Counsel and Secretary

3

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Change of Control Notice and Offer to Purchase, dated July 13, 2005
(a)(1)(B)*	Form of Substitute Form W-9
(a)(1)(C)*	First Supplement to Change of Control Notice and Offer to Purchase, dated July 22, 2005
(a)(5)(A)*	Press Release issued by Harrah's Entertainment, Inc. on July 13, 2005
(a)(5)(B)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on July 26, 2005 (including the exhibit thereto) is incorporated herein by reference
(a)(5)(C)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on July 26, 2005 (including the exhibit thereto) is incorporated herein by reference
(a)(5)(D)	Current Report on Form 8-K filed by Harrah's Entertainment, Inc. on August 2, 2005 (including all exhibits thereto) is incorporated herein by reference
(a)(5)(E)	Press Release issued by Harrah's Entertainment, Inc. on July 25, 2005
(b)
Second Amended and Restated Credit Agreement, dated as of January 31, 2005, among Harrah's Entertainment, Inc., as guarantor, Harrah's Operating Company, Inc., as borrower, the lenders, syndication agent and co-documentation agents named therein, Bank of America, N.A., as administrative agent, and Banc of America Securities LLC and Wells Fargo Bank, National Association, as joint lead arrangers and joint book managers, is hereby incorporated by reference from Exhibit 10.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on February 4, 2005
(d)(1)
Indenture dated as of April 7, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.2 to Caesars Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004
(d)(2)
First Supplemental Indenture dated as of November 4, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Caesars Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on November 4, 2004
(d)(3)
Second Supplemental Indenture dated as of June 13, 2005 among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Harrah's Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on July 1, 2005
(d)(4)
Registration Rights Agreement dated as of April 7, 2004 between Caesars Entertainment, Inc. and Deutsche Bank Securities Inc., is hereby incorporated by reference from Exhibit 4.3 to Caesars Entertainment, Inc.'s Registration Statement on Form S-3 filed on May 19, 2004
(d)(5)
Amended and Restated Indenture dated as of July 28, 2005 among Harrah's Operating Company, Inc., Harrah's Entertainment, Inc., and U.S. Bank National Association, as trustee is hereby incorporated by reference from Exhibit 4.8 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on August 2, 2005
(g)	None
(h)	None

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS